July 29, 2014 Stephanie Hui Division of Investment Management U.S. Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Neiman Funds, File Nos. 811-21290 and 333-102844

Dear Ms. Hui:

     On May 30, 2014, Neiman Funds (the “Registrant”), with respect to the Neiman Large Cap Value Fund and the Neiman Tactical Income Fund (the “Funds” or each, a “Fund”), filed Post-Effective Amendment No. 27 to its Registration Statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). You provided the following comments on July 11, 2014 by phone to Christopher Moore. Please find below a summary of those comments in italics and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Neiman Large Cap Value Fund Prospectus

1. Comment. It appears that the Fund charges up to a 1.00% deferred sales charge on the amount invested in Class A shares when an investor is not assessed a sales charge at purchase and redeems any or all of the Class A shares within the first 18 months after purchase. Please add a footnote noting this to the Fee Table on page 1 of the prospectus.

    Response. The Registrant has amended the Registration Statement to include a footnote to the Fee Table disclosing that “Investments of $1,000,000 or more in Class A shares that qualify for a full waiver of the sales charge imposed on purchases may be subject to a maximum deferred sales charge of 1.00% of the amount invested if these shares are redeemed within 18 months of purchase.”

2. Comment. In the fee table on page 1 of the prospectus, a line item for acquired fund fees and expenses (“AFFE”) is not included. Please confirm that the Fund will not be incurring any AFFE or amend the Registration Statement to include AFFE as required by Instruction 3(f) to Item 3 of Form N-1A

    Response. Registrant confirms that this disclosure is not required, as the Fund did not incur any acquired fund fees or expenses for the most recent fiscal period.

3. Comment. In the “Expense Example” section on page 2 of the prospectus, please confirm that fee waiver will only be taken into account for the first year of the Expense Example and the remaining years will be calculated without any fee waiver.

July 29, 2014

    Response. The Registrant confirms that the fee waiver will only be taken into account for the first year of the Expense Example calculation and the remaining years will be calculated without any fee waiver.

4. Comment. In the section entitled “Investment Objective, Principal Investment Strategy, Related Risks, and Disclosure of Portfolio Holdings” on page 6 of the Fund’s prospectus, the Fund defines large capitalization companies as those with “market capitalizations of $5.0 billion or more at the time of purchase.” This appears to be an outdated definition, as the current generally accepted definition of large capitalization companies are those with a market value of greater than $10 billion. Please consider revising the Registration Statement to update this definition.

    Response. The Registrant has updated the Fund’s definition of large capitalization companies throughout the Fund’s prospectus as follows:

“Large capitalization companies are defined as those with market capitalizations within the universe of the S&P 500 Index at the time of purchase. As of June 30, 2014, the market capitalizations of the companies in the S&P 500 Index ranged from approximately $4 billion to $560 billion.”

5. Comment. In the section entitled “The Investment Adviser” on page 8 of the Fund’s prospectus, it is noted that a “discussion regarding the basis of the Board of Trustees' renewal of the Management Agreement between the Trust and Neiman Funds Management LLC is available in the Fund's semi-annual report to shareholders dated September 30, 2013.” Please confirm that this accurately describes the location of the most recent disclosure of such discussion.

    Response. The Registrant confirms that this disclosure is accurate.

Neiman Tactical Income Fund Prospectus

6. Comment. It appears that the Fund charges up to a 1.00% deferred sales charge on the amount invested in Class A shares when an investor is not assessed a sales charge at purchase and redeems any or all of the Class A shares within the first 18 months after purchase. Please add a footnote noting this to the Fee Table on page 1 of the prospectus.

    Response. The Registrant has amended the Registration Statement to include a footnote to the Fee Table disclosing that “Investments of $1,000,000 or more in Class A shares that qualify for a full waiver of the sales charge imposed on purchases may be subject to a maximum deferred sales charge of 1.00% of the amount invested if these shares are redeemed within 18 months of purchase.”

July 29, 2014

7. Comment. In the fee table on page 1 of the prospectus, a line item for AFFE is not included. Please confirm that the Fund will not be incurring any AFFE or amend the Registration Statement to include AFFE as required by Instruction 3(f) to Item 3 of Form N-1A

    Response. The Registrant has revised the disclosure to include acquired fund fees and expenses in the fee table.

8. Comment. In the “Expense Example” section on page 1 of the prospectus, please confirm that fee waiver will only be taken into account for the first year of the Expense Example and the remaining years will be calculated without any fee waiver.

    Response. The Registrant confirms that the fee waiver will only be taken into account for the first year of the Expense Example calculation and the remaining years will be calculated without any fee waiver.

9. Comment. The introductory paragraph of the section entitled “Performance History” on page 6 of the Fund’s prospectus contains the disclosure that “Class C Shares annual returns would have been substantially similar because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses.” Please consider amending this disclosure to state “Class A and Class C Shares annual returns would have been substantially similar …”

    Response. The Registrant notes that performance for Class A shares is shown in the table below the introductory paragraph. This disclosure discusses the performance of the share classes not shown in the table compared to the class shown. As Class A is the class shown in the table, the Registrant believes that the disclosure is accurate as stated.

Neiman Large Cap Value Fund - Statement of Additional Information (“SAI”)

10. Comment. The section entitled “ADDITIONAL INFORMATION ABOUT FUND INVESTMENTS AND RISK CONSIDERATIONS” on page 1 of the SAI contains the disclosure that “Many ETFs are organized as investment companies under the Investment Company Act of 1940, as amended.” Please consider amending this disclosure to state that “All ETFs are organized as investment companies…”

     Response. The Registrant notes that some commodity-based ETFs are not investment companies under the Investment Company Act of 1940. As such, the Registrant has revised this disclosure as follows (revisions are underlined):

“Most ETFs are organized as investment companies under the Investment Company Act of 1940, as amended, and incur fees and expenses that are paid by shareholders. While some commodity-based ETFs are not organized as investment companies, they also incur such fees and expenses.”

July 29, 2014

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     The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     If you have any questions or additional comments, please call Michael Wible at (614) 469-3297.

Sincerely, /s/ Thompson Hine LLP Thompson Hine LLP